EXHIBIT 99.2

KPMG LLP

PO Box 10426 777 Dunsmuir Street

Vancouver BC V7Y 1K3

Canada

Telephone (604) 691-3000

Fax (604) 691-3031

To

British Columbia Securities Commission

Alberta Securities Commission

Autorité des marchés financiers

Financial and Consumer Affairs Authority of Saskatchewan

Financial and Consumer Services Commission, New Brunswick

Nova Scotia Securities Commission

Financial and Consumer Services Division, Prince Edward Island

Office of the Superintendent of Securities Service Newfoundland & Labrador

Ontario Securities Commission

Office of the Superintendent of Securities Nunavut

The Manitoba Securities Commission

Office of the Superintendent of Securities, Northwest Territories

Office of the Yukon Superintendent of Securities

October 1, 2024 Dear Sir/Madam

Re:	Notice of Change of Auditors of Mogo Inc.

We have read the Notice of Mogo Inc. dated October 1, 2024 and are in agreement with the statements contained in such Notice.

Yours very truly

Chartered Professional Accountants

KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. KPMG Canada provides services to KPMG LLP. Document classification: Confidential.